

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 5, 2009

Jon A. DeLuca
President and Chief Executive Officer
FiberNet Telecom Group, Inc.
220 West 42nd St.
New York, NY 10036

> **RE: FiberNet Telecom Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 17, 2009, as amended July 24, 2009 and August 4, 2009**
> **File No. 000-24661**

Dear Mr. DeLuca:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: By facsimile to (212) 728-9454
        Matthew J. Rizzo
        (Willkie Farr & Gallagher LLP)